MAIL STOP
									July 19, 2006
Philip O. Nolan
President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201

RE:	Stanley, Inc.
	Registration Statement on Form S-1
	File No. 333-134053
	Amended June 26, 2006

Dear Mr. Nolan:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We may have further comment once items that are currently blank, such as portions of summary financial data and pro forma financial data, and the capitalization and dilution tables, are completed.

Summary, page 1

2. We note your response to comment 27 of our letter dated June 9, 2006 and revised disclosure on page 33. Please compare your revised disclosure on page 33 with your disclosure in paragraph five on page 1 under the subheading "Company" and revise to further clarify the sources of your revenue growth.

Unaudited Pro Forma Financial Data, page 28

3. Please disclose that you have not presented a pro forma balance sheet to give effect to the Morgan acquisition, since it is already reflected in your March 31, 2006 historical balance sheet. Please also specifically disclose that readers should refer to your capitalization table on page 25 to see the pro forma impact of the offering and use of proceeds on your March 31, 2006 balance sheet. Otherwise, please include the pro forma balance sheet here.


Unaudited Pro Forma Statement of Income, page 29

4. Please disclose in note (3) what the numerical interest rate used was.

5. Please add to note (6) a reconciliation from your weighted average shares used in computing pro forma basic EPS to that used in computing pro forma diluted EPS.

Company Overview, page 47

6. We note your response to prior comment 32; however, disclose with more specificity the specialized engineering and technology services
Morgan Research Corporation provides.

Financial Statements

Consolidated Statements of Changes in Stockholders` Equity, page
F-5

7. The column titled outstanding shares should be retitled issued shares. Please revise.

Note 1 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

8. We have read your response to comment 55 from our letter dated
June
9, 2006. You indicate that claims or unapproved change orders are recorded only when realization is probable and can be reliably estimated. Please disclose, if material, the amount of revenue recorded related to claims or unapproved change orders in the notes to the financial statements for each of the periods presented.

Segment Reporting, page F-12

9. We have read your response to comment 51 from our letter dated
June
9, 2006. We note that you have included your general segment information. However, you have not disclosed your enterprise-wide disclosures in accordance with paragraphs 36 through 38 of SFAS 131.
Please revise or tell us why you believe that enterprise-wide disclosures are not required.

Item 15. Recent Sales of Unregistered Securities, page II-2

10. Please clarify your references to fiscal year ended 2007.

11. Disclose the value of the shares issued to in exchange for services.

Closing Comments

      You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Stephen L. Burns, Esq.
	(212) 474-3700
Philip O. Nolan
Stanley, Inc.
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE